Exhibit 1.01

ABIOMED, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2014

This Conflict Minerals Report (the “Report”) of ABIOMED, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which the Company collectively refers to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, or their derivatives tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the reporting period of January 1, 2014 to December 31, 2014.

The Company’s products, which are referred to in this Report collectively as the “Covered Products,” are mechanical circulatory support devices used in the care of heart failure patients. The Company’s Covered Products are integrated systems incorporating materials and assemblies provided by multiple suppliers.

Supply Chain Review and Reasonable Country of Origin Inquiry

The Company conducted an inquiry into its supply chain to determine whether any of the Conflict Minerals utilized in its Covered Products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

The review consisted of the following steps:

1.	The Company undertook an analysis of its bills of material of its products and an analysis of its suppliers to identify parts and subassemblies that it believes could contain one or more Conflict Minerals, specifically tantalum, tin, tungsten and gold which may be used in certain electronic components or mechanical subassemblies.

2.	The Company sent letters of inquiry to 109 suppliers, including our main electronic subassembly supplier, asking for written certifications of any Conflict Minerals used in the parts supplied and, if present, whether the country of origin for the Conflict Minerals was a Covered Country. The responses provided and the Company’s bills of material review indicated that: 79% of these suppliers do not use Conflict Minerals; 16% do use Conflict Minerals, but have certified that the Conflict Minerals did not originate in a Covered Country or that they have adopted a policy ensuring that the parts purchased did not originate from a Covered Country; and 5% did not respond to our inquiry (though based on independent research the Company was able to conclude that these remaining suppliers have adopted policies ensuring that the parts supplied did not originate from a Covered Country).

3.	The Company reviewed the website of its suppliers for any publicly available Conflict Minerals Report.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, the Company cannot exclude the possibility that some of these Conflict Minerals may have originated in the Covered Countries and have concluded that certain of its Covered Products are “DRC conflict undeterminable.”

The Company expects to take steps to enhance its due diligence measures to try to further mitigate the risk that the Conflict Minerals in Covered Products supported armed groups in the covered region. These steps include, among others, working to incrementally increase the response rate for the next reporting cycle, continuing to engage with its suppliers and reminding suppliers of the requirements under the Rule and the Company’s expectation that all covered suppliers cooperate with its diligence efforts.